NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES CLOSES ON $1 BILLION FINANCING AT BROOKFIELD PLACE NEW YORK

NEW YORK, June 3, 2013 – Brookfield Office Properties Inc. (NYSE, TSX: BPO) today announced that it has closed on commitments for up to $1 billion in financing on two of the four office towers at Brookfield Place in Lower Manhattan: the 2.5-million-square-foot 225 Liberty St. (f/k/a 2 World Financial Center) and the 1.8-million-square-foot 250 Vesey St. (f/k/a 4 World Financial Center).

A consortium of banks led by Deutsche Bank, Royal Bank of Canada, Citibank, Bank of America and Wells Fargo have committed to lending $800 million initially with the ability for Brookfield to draw an additional $200 million.

The term of the floating-rate (currently 3.44%) loan is three years, with two one-year extension options available.

Brookfield is lower Manhattan’s largest commercial landlord with six properties totaling 13 million square feet. In addition to Brookfield Place, the company also owns and manages One Liberty Plaza and One New York Plaza.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 109 properties totaling 81 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Media Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact: Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com